Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)          Registration Statement (Form S-8 No. 333-135914) of the 2004 Share Option Plan and 2005 Share Incentive Plan of Vimicro International Corporation, and

(2)          Registration Statement (Form S-8 No. 333-166829) of the 2005 Share Incentive Plan of Vimicro International Corporation,

of our report dated April 29, 2014, with respect to the consolidated balance sheet of Vimicro International Corporation as of December 31, 2013, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013, included in this Annual Report (Form 20-F) of Vimicro International Corporation for the year ended December 31, 2014.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 30, 2015